LAW OFFICE OF GARY A. AGRON

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

Telephone: (303) 770-7254

Facsimile: (303) 770-7257

gaa@attglobal.net

April 17, 2007

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:

Ecotality, Inc.

File Number 333-140612

Amendment No. 1 to Registration Statement on Form SB-2

Attn:

Peggy Fisher

Division of Corporation Finance

Dear Ms. Fisher:

In response to the Staff’s comment letters to us dated March 7, 2007, we are filing herewith Amendment Number 1 to the Registration Statement on Form SB-2 of Ecotality, Inc. (the “Company”). We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s comment letter to us.

1.  We have disclosed the exercise price for the warrants on page 2 of our prospectus.

2.  We have expanded our risk factors to include other significant business risks, including the potential need to raise additional capital.  This risk factor is disclosed on page 8 of our prospectus.  We have not included a risk factor for a going concern audit opinion as we did not receive a going concern statement from our independent auditors with our 2006 audit report. We have discussed in the “Risk Factors’ section the fact that we may not be able to commercialize our research or generate any revenue.

3.  We address in a risk factor the Federal government’s right to a license in connection with any invention that may be developed by Cal Tech (Jet Propulsion Laboratory) on page 4 of our prospectus.  In addition, on page 21 of our prospectus, we discuss government regulation and the Federal Government’s rights in connection with any invention developed under the license agreement.

4.  We have clarified the nature and status of our current patent protection in the risk factor on page 5 and also on page 10 of our prospectus where we describe our relationship with CalTech and the settlement agreement with Howard Foote dated February 15, 2007.

5. We have provided more detailed and quantified information on the components of selling, general and administrative expenses beginning on page 11 of our prospectus.

6.  In accordance with Regulation S-B Item 303 (a) and (c) we have revised our disclosure regarding our plan of operation for the next twelve months on page 13 of our prospectus.   We do not expect to vary significantly from our 2006 actual selling, general and administrative expenses presented in our statement of operations.  We will continue to be a development stage company and have not determined when we can expect to generate revenues from the licensing agreements with CalTech.

7.  The two shareholders are Howard Foote and Elliott Winfield. The principal amounts of the bridge loans, interest rates and the term of each loan are listed are disclosed in Footnote 5 (Debt and Interest Expense) to our audited financial statements.

8.   On pages 10, 17, 18, 19 and 20 of our prospectus we address the origin of the technology that was originally purchased as well as the role of Howard Foote and the Jet Propulsion Laboratories (CalTech).

9.   We describe our current status with the technology and the technology itself on pages 17 and 18 of our prospectus based upon our announcement on March 19, 2007 regarding recommendations from the Jet Propulsion Laboratories.

10.  On pages 11, 17, 18, 19 and 20 of our prospectus we indicate the changes that have occurred as research and development activities have produced results causing us to modify our approach to the development of products that we may be able to commercialize.

11.  We clarify the patent status of intellectual property conveyed by the Technology Contribution Agreement on pages 5 and 20 of our prospectus including addressing  provisional and non provisional applications.

12.  The Jet Propulsion Laboratories (CalTech) were initially hired by us due to our early 2006 relationship with Howard Foote.  As disclosed on page 20 of our prospectus the Jet Propulsion Laboratories (CalTech) provisional applications embodied the technology we desired to develop and commercialize.  The agreed price was determined based upon the expected cost of equipment to be utilized and engineering services to be performed.

13.  On pages 17, 18 of our prospectus we describe the advances in technology that have been made by the Jet Propulsion Laboratory on our behalf and that these advances may result in the development and testing of a 7kw prototype hydrogen based electric power cell system and the subsequent design and development of a full size 65kw operating system that meets DOE standards.

14.  Howard Foote no longer has a role in the collaboration with JPL, nor any other relationship with our company.

15.  Elliott Winfield no longer has a relationship with our company.

16.  We have revised our disclosure on pages 5 and 20 of our prospectus to indicate the status of our non-provisional patent applications.

17.  We have revised our disclosure on pages 5 and 20 of our prospectus to clarify what patent rights JPL and Caltech have with respect to technology developed during the course of the paid development contract.

18.  The summary compensation table required by Regulation S-B Item 404 is included on page 24 of our prospectus.

19.  Our 2007 Stock  Incentive Plan and executive employment agreements have been included as exhibits in this amendment.

20.  The security ownership table at page 26 and Footnote 9 of our audited financial statements have been revised in accordance with settlement agreement with Winfield and Foote.

21.  We have listed all selling broker-dealers.

22.  We have indicated on page 2 of our prospectus that Brookstreet and all other selling broker dealers are acting as underwriters in connection with the distribution of the registered securities.

23.  We have described on pages 2 and 12 of our prospectus the transactions in which the selling stockholders received their securities.

24.  We have described the material terms of the settlement agreement with Foote and the circumstances surrounding entry into the agreement at pages 38 and 39 of our prospectus   We have also described the future impact of the settlement on the commercial viability of our project in our discussion on pages 5 and 20 of the prospectus.

25.  We have revised our related party disclosure at pages 38 and 39 as well as in Footnotes 5 and 6 in accordance with Regulation S-B 404(a), as amended November 7, 2006 for reporting transaction threshold levels.

26.  We have updated our financial statements through December 31, 2006.  Updated accountants’ consents by both Bectstead and Watts and Martin and Weaver have been included in the filing.

27.  Independent Auditors’ reports reflect the city and state in which the reports were issued.

28.  Independent Auditors’ reports have been revised to reflect our name as Ecotality, Inc.

29.  We have revised our prospectus to present the stock split retroactively as indicated in footnote 6 to the audited financial statements.

30.  On February 15, 2006 we issued shares of common stock to an officer using a value of $.05 per share.  Since there was no quoted market price at the time of the issuance, we determined the fair value of the stock share price to be the price at which the last shares were sold.  Our common stock did not start trading until March 2, 2006, therefore we believed the fair value to be the value of the last known trade.

31.  We have revised our disclosure relating to the issuance of shares, options and warrants to include fair value assumptions, and where the transaction is reflected in our financial statements.

32.  We have revised our disclosure to reflect how we are presenting and accounting for each issuance.  There were no related registration rights agreements except for the shares and underlying warrants.

33.  The $1,350,000 is the same amount.  There is no current relationship between Foote and Winfield on the one hand and JPL, Cal Tech and former any other past or present officers or directors of our company.  When the project is complete will we begin accruing the maintenance fee of $50,000.

34.  Material agreements with JPL and Cal Tech have been filed as exhibits.

35.  We have updated our disclosure to reflect all recent sales of unregistered securities.

36.

 We have provided the basis for the claimed exemptions.

37.  We have provided the undertakings required by Regulation S-B Item 512 (g).

39.  The principal accounting officer has been  identified.

40.  As described on page 37 of  our 10-KSB filed March 27, 2007, we believe with reasonable assurance the effectiveness of our disclosure controls and procedures including the safeguarding of our assets.

41.  Through the period ending September 30, 2006 we recognized that until funding was obtained minimal staffing would be available to control expenses.  We also recognized that minimal staffing would preclude adequate segregation of duties and would be an overall material weakness.  Subsequent to the end of the quarter ending September 30, 2006 we have hired additional staff (including bookkeeper, accountant and CFO) to ensure we have adequate controls and procedures in place such that the financial statements may be relied upon.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,

/s/ Gary A. Agron

Gary A. Agron